UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 2*


NAME OF ISSUER:  Treasure Mountain Holdings, Inc.

TITLE OF CLASS OF SECURITIES:  Common Stock, $.001 par value per share.

CUSIP NUMBER:  894631 209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

            Kevin B. Kimberlin
            c/o Spencer Trask & Co.
            535 Madison Avenue, 18th Floor
            New York, NY  10022
            Tel:  (212) 355-5565
            Fax:  (212) 751-3483

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT: September 29, 2004

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.:  894631 209

1.   NAME OF REPORTING PERSON: Kevin B. Kimberlin

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a) (b) x

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: AF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
        Yes    No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

7.   SOLE VOTING POWER: 58,981,622 shares

8.   SHARED VOTING POWER: 0 shares

9.   SOLE DISPOSITIVE POWER: 58,981,622 shares

10.  SHARED DISPOSITIVE POWER: 0 shares

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 58,981,622 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
        Yes No x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 78.65%

14.  TYPE OF REPORTING PERSON: IN

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As of the date of this statement, the Reporting Person may be deemed to be a beneficial owner, for purposes of Section 13(d) of the Act, of 58,981,622 shares of common stock of Treasure Mountain Holdings, Inc. (the "Company"), representing 78.65% of such class of securities, based on 45,087,883 shares of common stock outstanding as of September 29, 2004, as represented by an officer of the Company. As set forth in detail below, the shares of common stock of the Company ("Common Stock") and securities convertible into, or exercisable for, Common Stock are held directly by Spencer Trask Specialty Group, LLC, a Delaware limited liability company principally engaged in the business of investing in securities ("STSG"); Spencer Trask Ventures, Inc., a Delaware corporation whose principal business is that of a broker-dealer ("STVI"); and Spencer Trask Private Equity Fund I LP, a Delaware limited partnership ("Fund I"), Spencer Trask Private Equity Fund II LP, a Delaware limited partnership ("Fund II"), Spencer Trask Private Equity Accredited Fund III LLC, a New York limited liability company ("Fund III"), and Spencer Trask Illumination Fund LLC, a New York limited liability company (the "Illumination Fund" and, collectively with Fund I, Fund II and Fund III, the "Funds"), each of which is principally engaged in the business of investing in securities.

     The Reporting Person is the non-member manager of STSG. The Reporting Person is the controlling stockholder of Spencer Trask & Co., Inc. ("ST&Co."), the parent and 100% owner of STVI. STVI operates through a board of directors. ST&Co. is the 100% owner of the manager of each of the Funds, as follows: The general partner of each of Fund I and Fund II is Trask Partners LLC, a Delaware limited liability company owned by ST&Co. The manager of each of Fund I and Fund II is ST Management LLC, a Delaware limited liability company ("ST Management"). Fund III is managed by Spencer Trask Private Equity Accredited Fund III Management, LLC, a New York limited liability company owned by ST&Co., and the Illumination Fund is managed by LLC Management Services, Inc., a New York corporation owned by ST&Co. Each of Fund III and the Illumination Fund have retained ST Management in connection with the day-to-day operations of the respective Funds. As described in Item 4 below, the acquisitions of securities reported herein were effected pursuant to a merger in which existing securities of Vyteris, Inc. ("Vyteris"), a privately held company that, prior to the merger, was 97% owned by STSG, were exchanged for securities of the Company. A portion of STSG's pre-merger holdings in Vyteris were issued in exchange for extending to Vyteris (and, post-merger, the Company) a $5 million line of credit, from STSG's working capital, through November 15, 2005.

ITEM 4. PURPOSE OF TRANSACTION

     On September 29, 2004 (the "Closing"), pursuant to a merger agreement and plan of reorganization (the "Merger Agreement") described by the Reporting Person in the Schedule 13D/A filed August 26, 2004, a wholly-owned subsidiary of the Company merged with and into Vyteris, upon which Vyteris became a wholly owned subsidiary of the Company (the "Merger"). As of the Closing, holders of Vyteris capital stock, warrants and options became entitled to capital stock, warrants and options of the Company, at the rate of 4.19 shares of Common Stock (or derivative security(ies) convertible or exercisable for 4.19 shares of Common Stock) for every share of Vyteris common stock (or derivative security(ies) convertible or exercisable for one share of Vyteris common stock).

     Pursuant to the Closing of the Merger, the Company is in the process of issuing all of its available authorized but unissued shares of Common Stock and, to the extent such shares currently are not authorized by the Company, rights certificates evidencing the right to receive additional shares of Common Stock and preferred stock. As a result, holders of Vyteris common stock prior to the Closing expect presently to receive approximately 23.79% of the Common Stock to which they are entitled pursuant to the Merger Agreement and rights certificates representing the remaining 76.21% of the Common Stock to which they are entitled pursuant to the Merger Agreement. The Company has undertaken to issue such additional shares as soon as they are authorized and to take appropriate actions to cause its stockholders to approve a reincorporation through a merger with a wholly-owned subsidiary incorporated in Delaware (effectively accomplishing a 1

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for 10 reverse stock split,  resulting in sufficient  capital stock to honor the shares underlying the rights certificates and authorizing shares of preferred stock) and approving a stock option plan (collectively, the "Subsequent Actions"). As previously disclosed by the Reporting Person in the Schedule 13D/A filed August 26, 2004, a voting agreement was entered into as of August 23, 2004 (the "Voting Agreement," filed as Exhibit 99.4 with the Schedule 13D/A filed August 26, 2004), between the Company, Vyteris, STSG and Scimitar Holdings, LLC ("Scimitar"), a New York limited liability company and wholly-owned subsidiary of ST&Co., to vote their shares in favor of the Subsequent Actions. STSG, STVI and the Funds have each agreed not to exercise any warrants for shares of Common Stock until the Subsequent Actions have been effected.

     At the Closing, in exchange for like securities of Vyteris, STSG became entitled to 106,666,478 shares of Common Stock. Of this total, STSG expects presently to receive 25,375,955 shares, or 23.79% of the total, and rights certificates for the remaining 76.21% of such shares, as described above. Also at the Closing, in exchange for like securities of Vyteris, STSG became entitled to warrants to purchase 349,167 shares of Common Stock at an exercise price of $0.447 per share, expiring September 28, 2009; and preferred stock convertible into 7,761,996 shares of Common Stock, at a conversion price of $0.955 per share. STVI became entitled to warrants to purchase 10,681,358 shares of Common Stock, at an exercise price of $0.239 per share, expiring September 29, 2007; and warrants to purchase 9,711,138 shares of Common Stock, at an exercise price of $0.358 per share, expiring September 28, 2009.

     At the Closing, in exchange for like securities of Vyteris, the Funds became entitled to an aggregate 3,882,734 shares of Common Stock, of which the Funds expect presently to receive 923,702 shares, or 23.79% of the total, and rights certificates for the remaining 76.21% of such shares, as described above. Also at the Closing, the Funds became entitled to warrants to purchase 1,047,500 shares of Common Stock, at an exercise price of $0.239 per share, expiring May 26, 2009; and warrants to purchase 349,166 shares of Common Stock, at an exercise price of $0.447 per share, expiring September 28, 2009.

     The holdings of Scimitar,  previously  reported on the  Reporting  Person's
Schedule 13D filed March 9, 2004, were not effected by the Merger, except to the extent of the change in Scimitar's relative ownership position in the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Person is based upon 45,087,883 shares outstanding, which is the total number of shares of Common Stock outstanding as of September 29, 2004, as represented by an officer of the Company. Beneficial ownership is determined in accordance with the rules of the Commission, based on voting and investment power with respect to shares. Shares of Common Stock subject to options, convertible securities or warrants currently exercisable, or exercisable within 60 days after September 29, 2004, are deemed outstanding for computing the percentage ownership of the Reporting Person, but are not deemed outstanding for computing the percentage ownership of any other person. Shares represented by rights certificates, which are not issuable until certain conditions have been satisfied, including the Subsequent Actions, are not included in the beneficial holdings of the Reporting Person. Also not included in the beneficial holdings of the Reporting Person are the holdings of Qubit Holdings LLC ("Qubit"), a Delaware limited liability company held in trust for the benefit of the Reporting Person's children. At the Closing, in exchange for like securities of Vyteris, Qubit became entitled to 7,581,564 shares of Common Stock, of which it expects presently to receive 1,803,654 shares, or 23.79%, and rights certificates for the remaining 76.21% of such shares; and warrants to purchase 1,895,391 shares of Common Stock, at an exercise price of $0.447 per share, expiring September 28, 2009. The Reporting Person disclaims beneficial ownership and pecuniary interest in the holdings of Qubit and, therefore, such holdings are not included in the calculation of securities of the Company beneficially owned by the Reporting Person herein.

     As of the date of this statement, the Reporting Person may be deemed to be the beneficial owner of 58,981,622 shares of Common Stock, representing 78.65% of such class of securities, based on the 45,087,883 shares of Common Stock outstanding as of September 29, 2004. Specifically, the Reporting Person can be deemed to be the beneficial owner of 29,081,297 outstanding shares of Common
Stock and 29,900,325 shares of Common Stock that may be acquired by the Reporting Person, upon the conversion of convertible preferred stock and exercise of warrants currently exercisable or exercisable within 60 days after September 29, 2004.

     (b) The Reporting Person has the sole power to vote and dispose of all shares of Common Stock beneficially owned by him, except to the extent that STSG

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has, by  executing  the Voting  Agreement,  agreed to vote its shares on matters involving the Subsequent Actions in accordance with the terms of the Voting Agreement and given to certain officers of the Company in connection therewith its irrevocable proxy, which expires upon the earlier of (i) the date on which the Subsequent Actions occur and (ii) September 29, 2005.

     (c) Other than as set forth in Item 3, in the 60 days prior to the date of this Schedule 13D/A, the Reporting Person has not engaged in any transactions in shares of Common Stock.

     (d) No person other than each respective owner of shares of Common Stock referred to herein (see Item 3) is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     See Item 4.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

99.5      Form of Agreement with Respect to Non-Exercise of Warrants


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2004


                         /s/ Kevin B. Kimberlin
                       --------------------------------
                             Kevin B. Kimberlin


                                  EXHIBIT INDEX

99.5  Form of Agreement with Respect to Non-Exercise of Warrants


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